UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549	OMB APPROVAL
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FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-21116

USANA HEALTH SCIENCES, INC.

NASDAQ STOCK MARKET LLC

(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)

3838 West Parkway Boulevard, Salt Lake City, Utah 84120 / (801) 954-7100

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Please place and X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. (1)

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities form listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, USANA Health Sciences, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 30, 2010	/s/ Jeffrey A. Yates	Vice President and Chief Financial Officer
Date	Name	Title

(1)           Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable.  See General Instructions.

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